[Chapman and Cutler LLP Letterhead]

September 15, 2021

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File No. 333-258277

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N‑14 (the “N-14 Registration Statement”) for Innovator ETFs Trust (the “Trust I” or the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on July 29, 2021 for Laddered Fund of U.S. Equity Power Buffer ETFs™, a series of Trust I (the “BUFF Acquiring Fund”), Innovator S&P Investment Grade Preferred ETF, as series of Trust I (the “EPRF Acquiring Fund” and collectively with the BUFF Acquiring Fund, the “Acquiring Funds”), Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™, a series of Innovator ETFs Trust II (“Trust II”), and Innovator S&P Investment Grade Preferred ETF, as series of Trust II (the “EPRF Acquired Fund”, and collectively with the BUFF Acquired Fund, the “Acquired Funds”). The N-14 Registration Statement relates to the proposed reorganizations of the BUFF Acquired Fund with and into the BUFF Acquiring Fund and the EPRF Acquired Fund with and into the EPRF Acquiring Fund (each a “Reorganization” and collectively, the “Reorganizations”). The Funds responded to comments given by the Staff in correspondence filings made September 3, 2021 and September 13, 2021. The below addresses additional comments made by the Staff on September 14, 2021 in response to the prior correspondence and edits made to the Registration Statement. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes that not all references to “form of” agreement or opinions were removed in accordance with Comment 11 from the September 13, 2021 correspondence. Please revise to remove references to “form of” agreements or opinions, as applicable.

Response to Comment 1

The Registrant confirms all references to “form of” agreements or opinions have been removed.

Comment 2 – Fee Table

The Staff notes there is currently a placeholder in the N-14 Registration Statement for the date fees are current as of and requests the Registrant include the date of filing.

Response to Comment 2

Pursuant to the Staff’s comment the date has been filled in in the revised N-14 Registration Statement to reflect the date of filing.

Comment 3 – General

The Staff notes the name of the EPRF Index is the “S&P U.S. High Quality Preferred Stock Index.” Please explain supplementally to the Staff why the name of the EPRF Index cannot be changed for accuracy, given the fact that the methodology is not necessarily an assessment of “high quality.”

Response to Comment 3

The EPRF Index is provided by S&P Opco LLC, which compiles, maintains and calculates the EPRF Index. The Registrant does not provide input or advice with respect to the EPRF Index methodology and its usage is governed solely by the terms of a licensing agreement with S&P Opco LLC. The Registrant is not affiliated with S&P Opco LLC and has no control over the decisions of S&P Opco LLC with respect to the EPRF Index, including the EPRF Index’s name.

Comment 4 – EPRF

The Staff notes the following disclosure should be updated to match the disclosure provided in the shell registration statement for Innovator S&P Investment Grade Preferred ETF:

“While the EPRF Index is required comprise of securities that are investment grade at the time of investment, the ratings of the securities eligible for inclusion in the EPRF Index may be in the lowest tier investment grade rating, which provides for an indication of a higher risk of default than securities that maintain a higher investment grade rating.”

Response to Comment 4

The Fund has updated the disclosure to provide:

“While the EPRF Index is required to be comprised of securities that are investment grade at the time of investment, the ratings of the securities eligible for inclusion in the EPRF Index may be in the lowest tier investment grade rating, which provides for an indication of a higher risk of default than securities that maintain a higher investment grade rating.”

Comment 5 – General

The Staff notes the third undertaking in currently provides:

“The undersigned registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinion.”

The Staff requests confirmation that there will be two tax opinions filed, and if so, that the disclosure be updated to change “opinion” to “opinions”.

Response to Comment 5

The Registrant confirms that there will be two tax opinions filed and the undertaking has been revised as shown below:

“The undersigned registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinions.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren